Exhibit 1

MTS Announces First Quarter 2017 Financial Results

Ra’anana, Israel / River Edge, NJ, USA – May 11, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of software solutions for online digital advertising, telecommunications expense management and billing solutions, today announced its financial results for the first quarter of 2017.

MTS’s revenues for the first quarter of 2017 totaled $2.4 million compared with $3.3 million for the first quarter of 2016. On a GAAP basis, the Company recorded a net loss for the quarter of $(899,000), or $(0.10) per diluted share, compared with a net loss of $(224,000), or $(0.03) per diluted share, for the first quarter of 2016.

On a non-GAAP basis (as described and reconciled below), the Company recorded a net loss of $(507,000), or $(0.06) per diluted share, compared with net income of $32,000, or $0.00 per diluted share, for the first quarter of 2016.

Telecom revenues increased to $1.8 million in the first quarter of 2017 from $1.6 million in the first quarter of 2016. During the first quarter of 2017, Vexigo recorded revenues of $575,000 compared to $1.7 million in the first quarter of 2016.

Commenting on the results, Mr. Haim Mer, Chairman of the Board of MTS, said, “We continue to execute our plan to return to profitability during the latter part of 2017, as we announced last quarter. We began implementing this strategy in the first quarter of 2017 and expect to complete the process by the end of the second quarter. We have taken further steps to reduce operational expenses in our Vexigo division, to enable Vexigo to concentrate on its core digital advertising business.  As a result of these actions, we believe that our ongoing operating expenses will decline substantially in the second quarter.”

“The telecommunications side of our business continues to be stable. We have signed two new TEM customers to long-term contracts. In addition, as we announced earlier this month, we released a new version of our innovative eXsight Unified Communications and Collaboration (UC&C) Management Solution, which enables our clients to increase efficiencies and reduce costs,” said Mr. Mer.

As previously announced, the Company has received NASDAQ Staff Determination letters indicating that the Company is not in compliance with NASDAQ’s minimum shareholders’ equity and share price continued listing requirements. The Company plans to submit a plan next week to regain compliance and is currently evaluating its various options to secure such compliance.

Non-GAAP Financial Measures: This release includes non-GAAP net loss and basic and diluted net loss per share. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets (net of tax effect)

•	Stock based compensation expenses

•	Reorganization costs

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,334	$1,508
Restricted cash	213	504
Restricted marketable securities	148	136
Trade receivables, net	1,828	5,305
Other accounts receivable and prepaid expenses	453	343

Total current assets	4,976	7,796

LONG-TERM ASSETS:
Severance pay fund	743	752

PROPERTY AND EQUIPMENT, NET	179	198

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	57	63

Total other assets	3,536	3,542

Total assets	$9,434	$12,288

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2017	2016
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,928	$4,086
Deferred revenues	2,051	1,374
Accrued expenses and other liabilities	2,000	2,554
Liabilities related to Vexigo acquisition	1,216	1,202
Liabilities of discontinued operations	132	132

Total current liabilities	7,327	9,348

LONG-TERM LIABILITIES
Accrued severance pay	950	914
Deferred tax liability	166	166

Total long-term liabilities	1,116	1,080

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	24	23
Additional paid-in capital	26,584	26,569
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	15	1
Accumulated deficit	(25,603)	(24,704)

Total shareholders' equity	991	1,860

Total liabilities and shareholders' equity	$9,434	$12,288

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2017	2016
Revenues:
Telecom Services	$1,361	$1,431
Telecom Product sales	476	203
Video Advertising	575	1,710

Total revenues	2,412	3,344

Cost of revenues:
Telecom Services	465	701
Telecom Product sales	95	144
Video Advertising	624	780

Total cost of revenues	1,184	1,625

Gross profit	1,228	1,719

Operating expenses:
Research and development	757	519
Selling and marketing	525	577
General and administrative	924	840

Total operating expenses	2,206	1,936

Operating loss	(978)	(217)
Financial income, net	79	34

Loss before taxes on income	(899)	(183)
Income tax expense, net	-	41

Net loss	$(899)	$(224)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.10)	$(0.03)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	8,702,239	8,043,380

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2017	2016
GAAP Net loss	(899)	(224)
Stock-based compensation expenses	15	47
Intangible assets amortization, net of tax effects	6	209
Reorganization costs	371	-

Non-GAAP Net income ( loss )	$(507)	$32

Net Loss per share:

GAAP diluted net loss per Ordinary share	$(0.10)	$(0.03)
Non-GAAP diluted net income (loss) per Ordinary share	$(0.06)	$0.00
Weighted average number of Ordinary shares used in computing Non-GAAP diluted net income (loss) per share	8,702,239	8,043,380